

August 7, 2015

VIA E-mail
Ms. Cynthia M. Butitta
Chief Financial Officer and
  Chief Operating Officer
Kite Pharma, Inc.
2225 Colorado Avenue
Santa Monica, CA 90404

      Re: Kite Pharma, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed March 26, 2015
              Form 10-Q for the Quarterly Period Ended March 31, 2015
              Filed May 15, 2015
              File No. 001-36508

Dear Ms. Butitta:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarter Ended March 31, 2015
Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies
Revenues, page 8

1. You state that you concluded that the Amgen Agreement should be accounted for as a single unit of account and that the $60 million of consideration is recognized in the same manner as the final deliverable, which is the research service. You further state that the deferred revenue is being recognized over a four-year period, which is the estimated period of performance for the research service. Please tell us how you considered your responsibility

for the manufacturing and processing of Amgen program product candidates for a certain period following the completion of any Phase 2 clinical trials in reaching your conclusion.

Note 13 - T-Cell Factory Acquisition, page 20

2. Please tell us the following:
- Why you have not recorded an intangible asset for any in-process research and development;
- How your disclosure complies with ASC 805-30-50-1.c.2 and 3 and tell us why you have not included the contingent consideration liability in Note 4; and
- How your disclosure complies with ASC 805-10-50-2h.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen Torney, Senior Staff Accountant, at (202) 551-3652 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance